

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Shi Peng Jiang
Financial Controller
Ninetowns Internet Technology Group Company Limited
22nd Floor, Building No. 1, Capital A Partners
No. 20 Gong Ti East Road
Chaoyang District
Beijing 100020
People's Republic of China

> **Re:** **Ninetowns Internet Technology Group Company Limited**
> **Schedule 13E-3**
> **Filed February 7, 2014**
> **File No. 005-80354**

Dear Mr. Jiang:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction

1.   Revise or delete the disclaimer in the last paragraph of this section regarding affiliation or control of filing persons. Given the determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

Item 16. Exhibits

Exhibit 99 (a)-(1)

Cover Letter

2.   Please include a clear and prominently placed statement that this is a going private transaction with affiliates of Ninetowns.

3.   Please state clearly here and in the proxy statement that Mr. Shuang Wang, your chief executive officer, and Mr. Kin Fai Ng, your senior vice president and secretary, who are members of the Consortium, were the only two members of the board of directors who made the fairness determination and the recommendation to approve the merger. Please also advise how this is permissible under applicable Cayman Islands law. Finally, please also clearly and prominently disclose that, while the board of directors formed a special committee of disinterested directors to consider the transaction, the special committee has not formally determined that any aspect of the transaction is procedurally or substantively fair to unaffiliated security holders.

4.   We note that the board of directors determined that the merger is procedurally fair and in the best interests of "the Company and its unaffiliated shareholders and ADS holders. . ." but "substantively and procedurally fair to the Company and its unaffiliated shareholders and ADS holders." Please revise, here and throughout the proxy statement, to state whether each filing person has determined that the merger is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Summary Term Sheet, page 1

Purposes and Effects of the Merger, page 5

5.   We note the statement on pages 5 and 37 that the purpose of the transaction is to enable Parent to acquire 100% control of the company. Please revise to state that the purpose of the transaction is to enable the members of the Consortium, who are officers and directors of the company, to collectively acquire 100% of the company. Please make similar revisions throughout to clearly state that the Consortium will beneficially own 100% of the company, rather than the Parent.

Special Factors

Background of the Merger, page 23

6.   Please disclose whether there were any meetings or discussions and the nature of any such meetings or discussions among the Consortium members prior to the Proposal

Shi Peng Jiang
Ninetowns Internet Technology Group Company Limited
March 6, 2014
Page 3

Letter, dated October 12, 2012. Please also discuss the factors and considerations that led the Consortium to propose a going private transaction.

7.   Please disclose the Consortium's basis for selecting the initial offer range of $1.80 to $2.00 per share and for ultimately setting the consideration offered to unaffiliated security holders at $1.80 per share.

8.   We note that Piper Jaffray served as the special committee's financial advisor from November 2012 until January 2014 but ultimately did not deliver a fairness opinion. However, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please tell us whether Piper Jaffray delivered any such reports, opinions or appraisals during its engagement. Where appropriate, please revise to summarize each presentation or report provided during the course of the meetings you have described, including preliminary analyses and reports, whether oral or written.

9.   We refer to the fourth paragraph on page 24. For each distinct matter identified in (a) through (e), please revise to disclose the material elements of the matters discussed. In particular, please identify the Consortium's potential sources of funding and the key issues from the merger agreement. Similarly, please revise the disclosure throughout this section to eliminate generic references to discussions or negotiations among the parties. Briefly describe the substance of the discussions and negotiations in more detail by identifying who initiated contact and the persons participating in the discussion, as well as by summarizing the key issues discussed and the conclusions drawn from each meeting. Please also describe the revisions made to the transaction documentation instead of simply referring to a "revised draft." See Item 1005 of Regulation M-A.

10.   Please disclose the duration of the "market check" process conducted, as well as the number of potential investors contacted, by Piper Jaffray.

11.   Refer to the last four paragraphs on page 25. Please disclose whether the company provided documentation in response to Piper Jaffray's requests for management financial projections and updated financial statements. Please also disclose the nature of any discussions with Piper Jaffray with respect to its timing for completing its work and potential delays.

Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors, page 27

12.   Please revise to discuss the factors listed in Instruction 2 to Item 1014 of Regulation M-A. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent the disclosure does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, any unaddressed factors must be discussed

in reasonable detail or an explanation provided as to why the factors were not deemed material or relevant. We note that the disclosure does not appear to address the factors described in clauses (iii) through (vi) of Instruction 2 to Item 1014 or to explain in detail why such factors were not deemed material or relevant. Please revise accordingly.

13.   Please discuss the factors the board of directors considered in determining that the merger is substantively fair to unaffiliated security holders despite the special committee's conclusion that it could not determine that the merger was substantively fair. See Item 1014(b) of Regulation M-A and Instruction 2 to Item 1014.

14.   We refer to the second bullet point under the discussion of substantive factors and potential benefits to the company, its unaffiliated shareholders and unaffiliated ADS holders on page 29. Please specifically state what alternatives to the merger were considered and discuss why those alternatives were not pursued. See Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

Position of the Consortium as to the Fairness of the Merger, page 33

15.   Please revise to disclose whether current market prices were considered. See Instruction 2 to Item 1014 of Regulation M-A.

16.   Please clarify the disclosure regarding net book value. The fact that net book value is an "accounting concept" does not appear to negate its utility as a valuation measure. See Instruction 2 to Item 1014 of Regulation M-A. Please also disclose the actual net book value in this paragraph, and describe how the Consortium took this into consideration in making its fairness determination.

Certain Financial Projections, page 35

17.   Please revise to describe the "numerous assumptions and estimates as to future events," if material, made by your management that underlie your financial projections.

18.   We note the statement on page 36 that the disclosed projections are summarized. Disclose the full projections, including all preliminary and final projections.

19.   Please remove the disclosure disclaiming responsibility for the validity, reasonableness, accuracy or completeness of the projections.

Purposes of and Reasons for the Merger, page 37

20.   The first sentence states that each member of the buyer group "may be deemed" to be an affiliate of the company under a "possible interpretation of the SEC rules. . . ." The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" deemed to be engaged in a

going private transaction and "are" deemed to be affiliates of the company and, as such, they are required to provide specific disclosure under the rules applicable to this transaction. Your reference to a "possible interpretation" of the rules in this context does not appear to be appropriate.

21. It appears that many of the factors cited in support of the merger have been present for some time. Please revise to provide expanded disclosure regarding the purpose and reasons behind each filing person's choice to engage in the transaction at this time as opposed to any other time in the company's history. In particular, we note that the regulatory changes referenced became effective on August 15, 2013, which is after the Consortium proposed the going private transaction. Please refer to Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

22. We note your statement that the merger will allow the Consortium to maintain "a significant portion" of its investment in the company. Please advise, given that the transaction would appear to collectively give the Consortium 100% ownership of the company.

Effects of the Merger on the Company

Primary Benefits and Detriments of the Merger, page 39

23. Please clearly state here, as you do on page 32, that the highest closing price of your ADSs in the month of January 2014 was $2.21 per ADS, which exceeds the merger consideration.

Plans for the Company after the Merger, page 40

24. Revise to quantify the cost savings associated with the company's future avoidance of the need to comply with the federal securities laws. In addition, revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of the company's future compliance cost. Quantify this benefit, and explain how these benefits might accrue on an annual basis as a result of the transaction's successful execution. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

The Merger Agreement, page 55

25. Please eliminate the phrase that appears here and on pages 71 and 85 of your proxy statement that the disclosure you provide is "qualified in its entirety" to the text of the agreement or statutes. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete.

Shi Peng Jiang
Ninetowns Internet Technology Group Company Limited
March 6, 2014
Page 6

Security Ownership of Certain Beneficial Owners and Management of the Company, page 76

26. Please disclose the information required by Item 1008(a) of Regulation M-A for Zhonghai Xu. Please also include this individual on Annex C.

Where You Can Find More Information, page 85

27. Please remove the references to forward incorporation by reference, which is not authorized by Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Ji Kim, Staff Attorney, at (202) 551-3579, David L. Orlic, Special Counsel, Office of Mergers and Acquisitions at (202) 551- 3503 or the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
David S. Wang
Paul Hastings LLP